Exhibit 99.1

BrenX Reports First Half 2026 Financial Results and Advances Integrated Energy Infrastructure Strategy

New BrenX Identity Reflects Expansion from Thermal Energy Storage Technology into Broader Energy Infrastructure Platform

Tempo Reaches Key Commissioning Milestone; Wolfson Construction Underway; Hungary Purchase Adds Operating Renewable Energy Assets

ROSH HA’AYIN, Israel, September 9, 2026 - BrenX Ltd. (Nasdaq: BRNX) (the “Company” or “BrenX”), a provider of thermal energy storage (“TES”) and integrated industrial energy solutions, today reported unaudited financial results as of and for the six months ended June 30, 2026, together with operational and subsequent business developments as the Company advances its strategy beyond TES equipment sales toward the potential development, ownership and optimization of integrated energy infrastructure.

Financial and Operating Highlights

●	For the period ended June 30, 2026, operating loss decreased by 9% to $5.97 million and net loss decreased by 18% to $6.09 million compared to the period ended June 30, 2025.

●	Cash and cash equivalents totaled $5.69 million at June 30, 2026.

●	The 32 MWh bGen™ TES system at Tempo Beverages Ltd. (“Tempo”) has been assembled and integrated with the customer’s production facility and is producing steam as part of the commissioning process.

●	The Company received the construction permit for its 12 MWh bGen™ TES project at Wolfson Medical Center, subsequent to the period, and commenced on-site work. The system is designed to replace fuel-oil boilers and provide steam and hot water for hospital operations.

●	The Company purchased for approximately $1.1 million, subsequent to the period, an operating 1.2 MWp photovoltaic facility (“ARD Facility”) that supplies renewable electricity to the Hungarian grid and is expected to provide a recurring revenue stream. In addition, on August 28, 2026, the Company, through its subsidiary, signed a definitive agreement to acquire adjacent industrial land and related photovoltaic infrastructure to support BrenX’s planned first integrated energy resource center in Hungary.

“We believe the first half of 2026 and subsequent developments represent an important stage in our Company’s evolution, and our rebrand as BrenX reflects the broader business we are building,” said Nir Brenmiller, Chief Executive Officer of BrenX. “For nearly 15 years, we have focused on developing and commercializing our thermal energy storage technology. That technology remains at the core of BrenX, but our opportunity today extends beyond thermal energy storage alone. The BrenX name reflects our evolution toward a broader energy infrastructure company striving to bring together bGen™ with renewable generation, battery storage and other energy assets to deliver integrated power and heat solutions around the needs of industrial customers. Our strategy is also evolving beyond equipment sales toward the development, ownership and optimization of energy infrastructure, giving us the opportunity to participate more broadly in the economics of the projects we develop and, over time, build recurring, infrastructure-based revenue streams.”

“We are beginning to translate that strategy into operating assets and projects. At Tempo, our 32 MWh bGen™ system has been assembled and integrated into the customer’s production facility and is producing steam as part of the commissioning process. At Wolfson Medical Center, we received the construction permit and have commenced on-site work on a 12 MWh bGen™ system designed to replace the hospital’s fuel-oil boilers and provide steam and hot water for its operations. Together, Tempo and Wolfson demonstrate how our thermal energy storage technology can be deployed in very different operating environments and provide the foundation for the broader integrated energy solutions we are now pursuing.”

“In Hungary, we are beginning to put that broader strategy into practice. We purchased the ARD Facility and its operating photovoltaic assets, which are already supplying renewable electricity to the grid and providing a recurring revenue stream. The subsequent agreement to acquire adjacent industrial land and related photovoltaic infrastructure gives us an opportunity to build around those existing assets as we pursue the development of our first integrated energy resource center.”

“Our financial results also reflect our continued focus on managing the business as we execute this transition. We reduced our operating loss by 9% and our net loss by 18% compared with the first half of 2025, while continuing to advance our commercial projects and broader strategy. Looking ahead, our priorities are clear: complete the commissioning of Tempo, continue construction at Wolfson, advance the development of our Hungary energy platform and pursue financing structures that can support both our existing projects and future energy infrastructure opportunities. We believe executing against these priorities can move BrenX closer to our objective of building a scalable energy infrastructure business around our technology and assets.”

Additional Business Highlights

●	Baran Energy Collaboration: Under BrenX’s agreement with Baran Energy Ltd., Baran has agreed to acquire the Tempo and Wolfson systems and make milestone-based payments totaling approximately $2.9 million during construction and commissioning. Baran will become the owner of the systems upon final commissioning, while BrenX retains its intellectual property and is entitled to additional contingent consideration, subject to the terms of the agreement, and to payment for ongoing operations and maintenance services.

●	Hungary: Planned Integrated Energy Resource Center: Current plans contemplate the potential expansion of the Hungary site to include an aggregate of up to 20 MW of solar generation, 6 MWh of battery energy storage and 12.5 MWh of thermal energy storage, as well as the potential direct supply of electricity and heat to nearby industrial customers. BrenX may also evaluate opportunities to integrate digital infrastructure, including modular data centers, subject to further development, financing, permitting, customer arrangements and other commercial and regulatory considerations.

●	Corporate Transition: Shareholders approved the change of the Company’s name to BrenX Ltd., the appointment of Nir Brenmiller as Chief Executive Officer and the appointment of Avi Brenmiller as Chairman of the Board of Directors. The Nasdaq ticker symbol for the Company’s ordinary shares has changed to BRNX as part of the Company’s name change.

Summary of First Half 2026 Financial Results (U.S. dollars in thousands)

U.S.$ in thousands, except percentages	H1 2026	H1 2025	Change
Revenue	$0	$387	NM(1)
Operating loss	$(5,967)	$(6,572)	9% improvement
Net loss	$(6,089)	$(7,454)	18% improvement
Net cash used in operating activities	$(5,501)	$(5,266)	4% increase

(1)	NM: not meaningful.

Income statement: The Company recognized no revenue during the six months ended June 30, 2026, compared with $387 thousand during the corresponding period of 2025, when revenue was recognized from the Enel project. No comparable project milestone satisfied the applicable revenue-recognition criteria during the first half of 2026, reflecting the timing of project execution and milestone achievement while the Tempo and Wolfson projects remained under construction or commissioning.

Operating loss decreased 9% to $5.97 million from $6.57 million, primarily reflecting lower research and development expenses and cost of revenues, partially offset by the absence of revenue and increases in selling and marketing and general and administrative expenses. Research and development expenses declined approximately 41% to $1.43 million from $2.41 million, reflecting cost optimization and operational restructuring while the Company continued to direct resources toward product enhancement and commercialization support.

Net loss decreased 18% to $6.09 million from $7.45 million, reflecting the lower operating loss and an improvement from $837 thousand of net financial expense in first half of 2025 to $4 thousand of net financial income in the first half of 2026.

Balance Sheet and Liquidity: At June 30, 2026, cash and cash equivalents totaled $5.69 million. Total assets were $13.48 million, total liabilities were $8.88 million and shareholders’ equity was $4.59 million, compared with total assets of $12.50 million, total liabilities of $9.00 million and shareholders’ equity of $3.49 million at December 31, 2025.

Net cash used in operating activities was $5.50 million, compared with $5.27 million in the first half of 2025. Net cash provided by financing activities was $6.45 million, compared with $3.35 million in the first half of 2025.

About bGen™

bGen™ is BrenX’s thermal energy storage system. It converts electricity into heat, stores that heat in crushed rock and dispatches steam, hot water or hot air on demand according to customer requirements. The system is designed to enable industrial customers to use renewable or lower-cost electricity for process heat and to support grid flexibility.

About BrenX Ltd.

BrenX provides thermal energy storage and integrated industrial energy solutions. Building on its proprietary bGen™ thermal energy storage technology, the Company is expanding its strategy to develop, own, operate and optimize energy assets that may combine local generation, electrical and thermal storage, grid connectivity and intelligent energy management around customer needs. BrenX is headquartered in Rosh Ha’ayin, Israel. For more information, visit https://www.bren-x.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing the anticipated completion, commissioning and performance of the Tempo project; the continued construction, financing, commissioning and operation of the Wolfson project; the expected benefits, revenues, performance and strategic contribution of the ARD Facility and the purchase of adjacent industrial land and related photovoltaic infrastructure; the potential development and expansion of the Company’s integrated industrial energy resource center in Hungary, including the potential addition of solar generation, battery energy storage, thermal energy storage and the direct supply of electricity and heat to industrial customers; the potential integration of digital infrastructure, including modular data centers; the Company’s ability to obtain corporate and project-level financing and other resources necessary to develop and operate existing and future projects; the Company’s strategy to develop, own, operate and optimize integrated energy infrastructure assets and its ability to generate recurring infrastructure-based revenues; and the intended capabilities, uses and benefits of the bGen™ system. Without limiting the generality of the foregoing, words such as “plan,” “potential,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “seek,” “target” or “continue” are intended to identify forward-looking statements.

Readers are cautioned that actual results may differ materially from those expressed or implied by forward-looking statements. Factors that may affect the Company’s results include, among others, the Company’s ability to complete, commission and operate its projects as planned; construction, integration, performance and customer acceptance risks; the Company’s liquidity, capital requirements and ability to obtain additional financing; the effect of financing transactions and anti-dilution provisions on the Company’s capital structure; the Company’s ability to integrate and realize the anticipated benefits of acquired assets; demand for and market acceptance of the Company’s products; competitive, technological, supply-chain, regulatory and commercial risks; and political, economic and military instability in Israel and the Middle East. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those described under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2026, and in the Company’s subsequent SEC filings. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

BRNX@crescendo-ir.com

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